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Dream City Brewing Company

120 Newnan Street
Carrollton, GA 30116
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $125,000 invested.
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THE PITCH
Dream City Brewing Company is seeking investment to purchase equipment, renovate our building, and provide capital to cover expenses during our first year of operation.
First LocationRenovating Location
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INVESTOR PERKS

Dream City Brewing Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Exclusive-release Merchandise Invest $500 or more to qualify. Unlimited available

2 T-shirts with an exclusive design for founding investors + 2 pint glasses

Automatic VIP Club Membership Invest $1,000 or more to qualify. Unlimited available

Merch package + Automatic entry into the VIP club. Members will get the inside scoop on new beer releases, larger pours, and discounts on merchandise.

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OUR STORY

Dream City Brewing Company began with a long-fermenting idea shared between brothers Joel and Chris Pollard. Their vision is to create a welcoming community space in their native West Georgia—a safe gathering place where patrons can enjoy a thoughtfully curated selection of craft beer, coffee, and tea.

Together with spouses, Katie and Ashley, the group will combine their considerable and diverse talents—both technical and creative—to fuel this exciting venture. Although each partner brings unique experiences to the team, they all share a spirit of curiosity, creativity, and a commitment to lifelong learning.

Joel, on behalf of Dream City Brewing, is a member of both the Georgia Craft Brewers Guild and the National Craft Brewer's Association, and along with Katie, will be attending the Colorado Boy Brewery Immersion course in Montrose in July.

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PRESS
Bring in the Brew, Awaiting Approval

Featured in The City Menus, May 2023

Post by West Georgia Commercial

Instagram feature, May 2023

Carrollton Votes on Community Development Projects

Times Georgian article, June 2023

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THE TEAM
Joel Pollard
COO & Brewmaster

Joel previously spent over a decade in the restaurant industry. His culinary career came to a close in 2014, at which time he was the kitchen manager for Marché, a French bistro that was the preeminent brunch destination in Nashville for many years. Since then he has been a creative professional, serving as a Worship Director for churches in Orlando and Carrollton. Joel and Katie moved home to Carrollton in 2020 after the birth of their third child, at which point he began researching and home brewing in earnest. His beer has earned the enthusiastic approval of friends and family.

Joel Pollard holds a B.S. in Audio Engineering with a minor in Entrepreneurship from Middle Tennessee State University.

Joel will oversee all operational activities. As brewmaster, he will be personally responsible for brewing beer, maintaining quality control standards, and managing inventory. Additionally, Joel will oversee other day-to-day operations and often function as a general manager during business hours. Baristas and bartenders will report directly to Joel, and he will be responsible for ensuring employees are upholding quality and service standards.

Chris Pollard
Co-Owner

Chris is a versatile professional, currently serving as a lead quality assurance engineer for a successful healthcare tech company based in San Francisco. He has experience in real estate investment and manages several residential rental properties in the area. Chris is also a gifted musician and has played bass guitar at Midway church since 2005.

An intellectual by nature, he studied philosophy and religion at the University of West Georgia, with a smattering of high level math and humanities (just for the fun of it). He graduated summa cum laude, but would never brag about that.

Katie Pollard, MBA
Business Manager

Katie brings a significant amount of business acumen to the venture. Her past experience includes founding a successful creative business in the wedding and event industry before becoming the administrative manager and communications director for a thriving church in Orlando. In 2018 her career took a surprise turn into the financial industry, and she is currently the VP of Marketing and Communications for a boutique private equity firm. She holds a BA in Music Performance from Belmont University and completed an MBA from Florida State University in 2022.

Katie will oversee the marketing strategy, including branding, advertising, community engagement, press coverage, and social media. She also has extensive experience in shareholder communication and will handle internal and stakeholder communication.

Ashley Pollard
Co-Owner

Ashley is a well respected hair stylist with a devout client base in Carrollton. She currently operates out of her home, and in her ten-year career has also worked at Parlor 76 and Indulge Salon & Day Spa. Ashley has demonstrated her business and financial savvy as a self-employed entrepreneur. Her natural talent and passion for continuing education have set her apart in her field, and her keen eye for style is an asset to the business.

Ashley also worked in restaurants as a server for many years and possesses a strong understanding of what makes a service business successful and desirable. She holds a B.S. in Mass Communication from the University of West Georgia.

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LOCATION

The city of Carrollton (pop. 27,443) is the seat of Carroll County (pop. 121,734), approximately 50 miles west of Atlanta, Georgia.

Carrollton has a welcoming "small town" presence and boasts a thriving arts, dining, and hospitality culture, making it a popular destination for the entire west Georgia area.
Dream City Brewing will be located in a historic building at 120 Newnan Street, the former home of the Alley Cat Restaurant & Bar.
Carrollton hosts numerous festivals throughout the year, making the historic downtown a walking district and drawing crowds from all over the state.

The owners of Dream City Brewing all call Carrollton home and have an innate understanding of the market and clientele. We believe we can tailor the Dream City experience to this market in a way that will appeal to and elevate the current culture.

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TARGET MARKET

Dream City Brewing's target customers are community-oriented local residents. We intend to foster an inclusive and welcoming environment for people of all ages and lifestyles.

Our quality standards are high, which could help put Carrollton "on the map" for beer tourism.

Residents of Carrollton value community, and we want to create another "third space" (after home and work) where people can enjoy being together.

By offering quality non-alcoholic beverages, Dream City Brewing will also be a comfortable destination for professionals, students, and creatives to work, learn, and connect with or without drinking alcohol.

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OUR OFFERINGS

We will brew craft beer in a multitude of styles, from classic European lagers to modern American IPAs, fruit-forward sours, and full bodied dark beers.

In addition to craft beer, we will serve coffee and tea, to increase profitable working hours at the business.

The menu of non-beer drinks will be carefully curated, with an emphasis on proper preparation.

Our aim is to provide the entire community with a drink option that they'll love, whether they're a craft beer fan, a coffee aficionado, or a child tagging along with a parent.

Branded merchandise will include shirts, hats, pint glasses, and stickers. If space allows, we may also carry various beverage accessories such as bottle openers, tea pots, coffee pour-over sets, and other relevant paraphernalia.

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ABOUT OUR NAME

Long-time residents of Carrollton may remember the nickname "City of Dreams." We still hear people use this phrase sometimes, and we believe Carrollton is a great place for dreams—a place to get a great education, to experience the arts, to participate in the best attributes of small town life, and to raise a family and make lifelong friends.

For us? This is the city where our dreams are coming true.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Property Renovations $50,000

Professional Fees $20,000

Mainvest Compensation $8,438

Travel for Immersion Course $2,000

Equipment Deposit $10,000

Rent Payments $25,000

Operating Reserves $9,562

Total $125,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $646,923 $711,615 $761,428 $799,499 $823,483

Cost of Goods Sold $64,692 $71,161 $76,142 $79,949 $82,347

Gross Profit $582,231 $640,454 $685,286 $719,550 $741,136

EXPENSES

Expenses $482,072 $475,139 $514,726 $540,462 $553,094

Operating Profit $100,159 $165,315 $170,560 $179,088 $188,042

This information is provided by Dream City Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Investment Round Status

Target Raise $125,000

Maximum Raise $350,000

Amount Invested $0

Investors 0

Investment Round Ends May 10th, 2023

Summary of Terms

Legal Business Name Dream City Brewing Company, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $125,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 3.1%-8.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Achieved milestones

Recommended for approval of Special Use Permit by Carrollton planning commission on 5/9/23.

Successfully purchased commercial property in Carrollton, GA on 5/31/23.

Obtained final approval of Special Use Permit from Carrollton mayor and city council on 6/5/23.

Forecasted milestones

Dream City Brewing forecasts the following milestones:

Complete property renovations and obtain licensure by Q4 2023.

Hire 4 bartender/baristas in early Q1 2024.

Launch operations in late Q1 2024.

Achieve $646,923 revenue in first 12 months of operations.

Achieve $165,315 operating income in first 12 months of operations.

No operating history

Dream City Brewing was established in March 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Dream City Brewing has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Dream City Brewing expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Dream City Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dream City Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dream City Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dream City Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Dream City Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dream City Brewing's management or vote on and/or influence any managerial decisions regarding Dream City Brewing. Furthermore, if the founders or other key personnel of Dream City Brewing were to leave Dream City Brewing or become unable to work, Dream City Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dream City Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dream City Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dream City Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dream City Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dream City Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dream City Brewing's financial performance or ability to continue to operate. In the event Dream City Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dream City Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dream City Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dream City Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dream City Brewing will carry some insurance, Dream City Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dream City Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dream City Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dream City Brewing's management will coincide: you both want Dream City Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dream City Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Dream City Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dream City Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dream City Brewing or management), which is responsible for monitoring Dream City Brewing's compliance with the law. Dream City Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dream City Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dream City Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dream City Brewing, and the revenue of Dream City Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dream City Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dream City Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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